January 25, 2024

VIA EDGAR

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 1 to the Registration Statement on Form S-3

Filed on December 15, 2023

File No. 333-275127

Dear Ms. Liz Packebusch and Ms. Laura Nicholson,

Clean Energy Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2024, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment No. 1”). The Company is concurrently submitting another amendment to the Registration Statement (the “Amendment No. 2”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment No. 1), all page references herein correspond to the page of the Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-3 filed December 15, 2023

Cover Page

1.	We note your response to prior comment one, including your added disclosure indicating that action by the Chinese government could result in a material change in your operations in China and/or the value of the securities you are registering for sale, including causing the value of such securities to significantly decline. Please revise to additionally disclose that these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to be worthless . Please also make corresponding changes in your prospectus summary and risk factor sections.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page of the Amendment No. 2. We have also made corresponding changes in the Prospectus Summary and Risk Factor sections on page 3, 6, 9, and 12.

Prospectus Summary, page 3

2.	We note your response to prior comment four, including the diagram on page 3 that indicates that, with respect to Sichuan Hongzuo Shuya Energy Limited (Shuya), Jiangsu Huanya Jieneng New Energy Co., Ltd. has “extra 10% voting rights through contractual arrangement.” Please tell us the basis for this statement, or otherwise revise to clarify your voting interests in Shuya.

Response: We note the Staff’s comment and respectfully advise the Commission that, as disclosed on the cover page and page 3 of the Amendment No.1, Chengdu Xiangyueheng Enterprise Management Co., Ltd (“Xiangyueheng”), who owns a 10% equity interest in Shuya, entered into a three-party Concerted Action Agreement (the “CAA”) together with Jiangsu Huanya Jieneng New Energy Co., Ltd. (“JHJ”), one of our PRC Subsidiaries, and Sichuan Shunengwei Energy Technology Limited (“SSET”), a wholly owned subsidiary of JHJ, wherein the parties agreed to vote in unison at the shareholders’ meeting of Shuya to consolidate the controlling position of the three parties in Shuya. The three parties agreed that during the term of the CAA, before any of the three parties intends to propose motions to the shareholders’ meetings or the board of directors on major matters related to the voting rights of the shareholders, the three parties will discuss, negotiate, and coordinate the motion topics for consistency; in the event of disagreement, the opinions of JHJ shall prevail. As a result of the CAA, we consider JHJ as having an extra 10% voting rights in Shuya (originally exercised by Xiangyueheng due to its 10% equity interest in Shuya) through such contractual arrangement. A translated form of the CAA is filed as Exhibit 10.18 to the Amendment No.1.

3.	We note your response to prior comment five and reissue it in part. Revise to include a summary of risk factors, disclosing the risks that having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We note the Staff’s comment and have added the requested disclosure on page 3 and 4 of the Amendment No. 2.

4.	We note your response to prior comment seven and reissue it in part. Quantify any cash flows and transfers of other assets by type that have occurred between the company, its subsidiaries, and the consolidated VIE(s), and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page and page 6 of the Amendment No. 2.

5.	We note your response to prior comment 8, including your statement that you do not consider Shuya as constituting a material part of your consolidated financial statements. Please tell us whether Shuya’s financial results or financial condition constitute a material part of your consolidated financial statements. For example, we note your disclosure in your quarterly report on Form 10-Q for the quarter ended September 30, 2023 regarding the increase in revenues that you attribute, in part, to “the substantial anticipated growth in Natural Gas (NG) trading from CETY HK.”

Response: We note the Staff’s comment and have provided in tabular form condensed consolidating schedules as requested in prior comment 8 on page 7 and 8 of the Amendment No. 2.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP